UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2011

Commission File Number: 001-34271

CHANGYOU.COM LIMITED

(Exact name of registrant as specified in its charter)

East Tower, Jing Yan Building

No. 29 Shijingshan Road, Shijingshan District

Beijing 100043

People’s Republic of China

(8610) 6861-3000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐    No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐    No   ☒

Changyou.com Completes Acquisition of 17173 Business from Sohu.com

On December 15, 2011, the registrant (“Changyou”) completed its previously announced acquisition of the business of 17173.com, a leading game information portal in China (the “17173 Business”), from Sohu.com Inc., the registrant’s controlling shareholder (“Sohu”).

The acquisition was made pursuant to a Master Transaction Agreement (the “Transaction Agreement”), dated as of November 29, 2011, between, on the one hand, Sohu and certain of its subsidiaries and variable interest entities as Sellers, and, on the other hand, Changyou and certain of its subsidiaries and variable interest entities as Buyers. A brief description of the terms and conditions of the Transaction Agreement may be found in the registrant’s Report on Form 6-K filed with the SEC on December 1, 2011, which description is qualified in its entirety by reference to the full text of the Transaction Agreement filed as Exhibit 10.1 thereto.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHANGYOU.COM LIMITED

By:	/s/ Alex Ho
Alex Ho, Chief Financial Officer

Date: December 15, 2011

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